Become a Part-Owner of Bracketology!
bachbrack@gmail.com, Bracketology Fantasy

[bracketology]
Fantasy sports, for reality TV.

Bracketology is growing.

Capitalize on your reality TV fandom by becoming a part-owner of Bracketology!


INVEST IN BRACKETOLOGY
WEFUNDER
The centralized platform for reality TV fantasy gaming!
EARLY BIRD TERMS: $42,375 LEFT
$32,625
reserved of a $100,000 goal
RESERVE
min $100
$ 1,000
RESERVE
Official Bachelor League

We're incredibly excited to announce that we've just launched an equity crowdfunding round. In a crowdfund, we raise money to improve our app by adding new features and expanding into additional shows, and in exchange, we give our investors partial ownership of the company.

As an early user of Bracketology, we want you to have an opportunity to become a Bracketology stakeholder while we are still in our early stages of growth! For as little as $100, you can own a piece of your favorite reality TV fantasy gaming platform.

LEARN MORE

BRACKETOLOGY'S INITIAL GROWTH HAS BEEN RAPID 🌱

Since Bracketology Launched in 2022...

- We expanded fantasy gaming to 8 new shows: Survivor, Big Brother, RuPaul's Drag Race, The Oscars, and more.
- We developed a mobile app, with 52,000+ mobile app downloads since launching in App Stores in mid-January 2024.
- We've had 113,000+ new accounts created, and 178,000+ total fantasy season plays, with $0 spent on marketing and user acquisition.
- We raised $300,000 on a SAFE from a family office and software dev firm, with terms of $3M post-money valuation cap and 30% discount.

NOW WE'RE TAKING BTV TO [illegible]T LEVEL 📈